[SHIP LOGO VANGUARD/(R)/]


                                                 P.O. Box 2600
                                                 Valley Forge, PA 19482-2600

                                                 610-669-6893
                                                 Edward_C_Delk@vanguard.com



June 9, 2008

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                 via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      Vanguard Specialized Funds
         File No. 2-88116

Dear Mr. Sandoe,

This letter responds to your May 23, 2008 comments on Post-Effective Amendment No. 46 of the above-referenced registrant that was filed on April 11, 2008.

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Comment 1:        Prospectus - Investment Objective - Fundamental or Non-Fundamental.
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Comment:          If the investment objective is not fundamental, add disclosure that it could be changed without a shareholder vote.

Response:         The investment objective of the Fund is fundamental. Please see page 17 of  the Statement of Additional Information.


Comment 2:        Prospectus - Security Selection - Table of Index Sector Weightings.
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Comment:          Please update the table of the sector weightings to include more recent information. The table appears on page 9 of the prospectus that was included in the first filing (SEC
                  Accession No. 0000932471-08-001072) of four separate filings made for Fenway Trust on April 11th. The table does not appear in the last filing (SEC Accession No. 0000932471-08-001074)
                  that was made for Fenway Trust on that date.

Response:         The table was removed from the prospectus when Baillie Gifford was added as an investment advisor to the Fund because we
                  determined that Sector Risk was no longer a primary risk for the Fund.
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Comment 3:        Prospectus - Fees and Expenses - Acquired Fund Fees and Expenses.
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Comment:          Please confirm that acquired fund fees and expenses were
                  excluded from this table because the fund's holdings of ETFs and other funds met the 1bp exception provided in Form N-1A.

Response:         The acquired fund fees and expenses are excluded from the
                  table because the fund's holdings of ETFs and other funds meets the 1bp exception.

Comment 4:        Prospectus - Investment Advisors - PTA the Fund's Portfolio Managers:
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Comment:          Please confirm Vanguard's definition of "co-manager" as used in this section.

Response:         Vanguard uses the term "co-manage" to describe relationships where portfolio managers are truly equals with respect to managing portfolio assets. Please note that our use of the term "co-manager" is in part a response to your request (with respect to an Vanguard International Growth Fund 485(a) filing a few months ago) that we consider using that term more broadly in situations involving a joint portfolio management arrangements involving equal decision-making authority for the same fund or sub-portfolio.

Comment 5:        Prospectus - Financial Highlights - PTA How to Read the
                  Financial Highlights Table.
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Comment:          If the Fund had net earnings in 2007 (see "Total from
                  Investment Operations" in the Financial Highlights table), how is it possible that "[d]uring the year, shareholders received no dividend or capital gains distributions", as stated in the PTA? Is this attributable to the Fund experiencing unrealized gains on investments?

Response:         The fund pays an annual dividend in December of each year;
                  however, no dividend is paid if the fund has no taxable income. The fund had a net operating loss for tax purposes for the fiscal year ended September 30, 2006 (see negative net income of $0.09 per share reported on financial highlights table.) Accordingly no income dividend was paid in December
                  2006 (during the fiscal year ended September 30, 2007). The income earned during the fiscal year ended September 30, 2007 was distributed in December 2007 and will appear as dividends paid in the financial highlights during the 2008 fiscal year.

Comment 6:        SAI - Investment Advisory Services - Growth Equity Fund -
                  Turner Investment Partners, LLC (Turner) - Description of
                  Compensation.
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Comment:          Page B-38 of the SAI, under the heading "Description of
                  Compensation," states that the portfolio manager's bonus is determined, in part, by "the performance of each individual's sector and portfolio assignments relative to appropriate market benchmarks." Please clarify whether the manager's performance is based on a pre-tax or post-tax basis.

Response:         We will revise the disclosure to clarify that the manager's performance is calculated on a pre-tax basis, as follows:

                  Bonus compensation, which is a multiple of base salary, is based on the performance of each individual's sector and portfolio assignments relative to appropriate market benchmarks (determined on a pre-tax basis).




Comment 7:        Tandy Requirements
------------------------------------
As required by the SEC, the Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




         Please contact me at 610-669-6893 with any questions or comments regarding the above responses and explanations.


                                                               Sincerely,


                                                               Edward C. Delk
                                                               Principal

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